Reply Attention of	Angela M. Blake
Direct Tel.	604.643.3197
EMail Address	amb@cwilson.com
Our File No.	27977-0001 / CW2568077.1

May 7, 2009 VIA COURIER AND EDGAR Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, DC 20549 USA
Attention:	Norman W. Gholson
Attorney, Division of Corporation Finance

Dear Sirs:

	Re:	Tuscany Minerals, Ltd.
Form S-4 filed April 9, 2009
File No. 333-158511

     We write in response to your letter of April 29, 2009 with respect to the Form S-4 filed by Tuscany Minerals, Ltd. (the “Company”). The Company’s responses are numbered in a manner that corresponds with your comments as set out in your letter of April 29, 2009.

Form S-4 filed April 9, 2009

Material United States Federal Income Tax Consequences of the Continuance, page 29

1.

It appears that the tax consequences would be material to investors. Therefore, please obtain and provide the tax opinion that Item 601(b)(8) of Regulation S-K requires. Name counsel that is rendering the opinion, and make clear what portions of the disclosure constitute its opinion. To the extent that you are summarizing the tax opinion that you obtain and file as an exhibit, make that clear as well. If you instead file a short form opinion as an exhibit, counsel will need to make clear in that document that (1) the discussion that appears in the prospectus constitutes its opinion and (2) its consents to the opinion’s inclusion and the references to its name in the prospectus. We note your statement that “[t]his discussion has been prepared by Peterson Sullivan LLP, acting as

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our United States tax advisors in connection with the merger and continuance. This discussion does not constitute a formal opinion, and we will not seek an opinion of counsel with respect to the anticipated tax treatment summarized herein.”

The Company has reviewed the circumstances of its proposed continuance to the Cayman Islands and, although it agrees that the tax consequences might be material to United States investors if the Company had any such investors, it has determined, in consultation with its tax advisors, that due to the fact that is has no United States shareholders and it has no assets, there will be no material United States federal income tax consequences for existing shareholders as a result of the proposed continuance. The Company has amended the disclosure in its Form S-4/A, filed with the Commission on May 7, 2009, to reflect this determination.

2.

Eliminate any suggestions that you are merely providing a “general summary” of the material federal income tax consequences or that disclosure you provide does not constitute an opinion of counsel. Also eliminate any suggestions that the reader “should consult” with other advisors, although you may recommend that course of action.

As stated above, in accordance with the Company’s determination with respect to the materiality of the tax consequences of the proposed continuance, the Company has revised the summary of the material federal income tax consequences included in the Form S-4/A.

3.

To the extent that counsel retains limitations and assumptions such as those relating to the applicability of the American Jobs Creation Act of 2004, it will need to explain on a supplemental basis why such an assumption would be appropriate. We may have additional comments.

As stated above, the summary of material United States federal income taxes has been substantially revised. The Form S-4/A continues to contain risk factors with respect to potential tax consequences of the proposed transaction, as there is a remote possibility that these may apply to the Company in the future, but as stated above, the Company, in consultation with its tax advisors, has determined that it is highly unlikely that these possible risks are sufficient to meet a standard of materiality with regards to tax consequences for either the Company or its shareholders as a result of the proposed continuance.

Exhibit 5.1 – Legality Opinion

4.

The opinion states that “the Common Shares will be outstanding as fully paid and non- assessable Common Shares in the capital of the Company.” Item 601(b)(5) of Regulation S-K requires the legality opinion to address not only whether the Common Shares will be fully paid and non-assessable, but also whether they will be legally issued. Please obtain and file a revised or new opinion of counsel addressing this issue.

The Company has obtained a revised legal opinion of counsel that states that following the continuance, the common shares of the Company will be legally issued, fully paid and non-assessable.

5.

Ensure that the revised or new opinion of counsel you file does not include inappropriate limitations, including those limits other than limited purpose that appear in section 6.3 of the opinion. For example, counsel must explicitly consent to the opinion being filed as an exhibit and therefore made public. Also, the reader is entitled to rely on the opinion in connection with the Form S-4 transaction.

The limitations previously set out in section 6.3 of the legal opinion have been removed in the revised opinion.

     We have enclosed with this letter a copy of the amended Form S-4 (now Form S-4/A) and a copy of the revised legal opinion dated May 7, 2009.

     We look forward to any further comments you may have in regard to the Form S-4 or with respect to the above responses. Should you have any questions, please do not hesitate to contact the writer directly.

Yours truly,
CLARK WILSON LLP
Per: /s/ Angela M. Blake
Angela M. Blake

AMB/amb

Encl.